March 21, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	China BAK Battery, Inc. - Form AW
Request for Withdrawal of Amendment No. 1 to Registration Statement
on Form S-1 filed on March 20, 2007 (File No. 333-137939)
Accession No.: 0001275287-07-001392

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, China BAK Battery, Inc. (the “Company”) respectfully requests the immediate withdrawal of the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) filed on March 20, 2007.

The Company is making this request because the Registration Statement was inadvertently filed as a Form S-1/A pre-effective amendment filing when it should have been filed as a POS AM post-effective amendment.  No securities were issued or sold pursuant to the incorrectly filed Registration Statement.

The Company filed on March 21, 2007 (filing date March 22, 2007) the appropriate post-effective Amendment No. 1 to the Registration Statement on Form S-1 as a POS AM post-effective amendment.

We appreciate your assistance and should you have any questions or require any additional information with respect to the foregoing, please do not hesitate to contact Eulalia M. Mack of Thelen Reid Brown Raysman & Steiner LLP, our outside counsel, at (212) 603-2517.

Sincerely,

China BAK Battery, Inc.

By:	/s/ Xiangqian Li

Name:	Xiangqian Li
Title:	Chairman, President and Chief Executive Officer